Invesco Advisers, Inc.
[letterhead]
October 15, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Short-Term Investments Trust CIK No.0000205007
Ladies and Gentlemen:
On behalf of Short-Term Investments Trust (the “Fund”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(1) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post Effective Amendment No. 59 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A. This amendment is being filed in order to comply with the Summary Prospectus Rule and Related Amendments to Form N-1A. Included are rewritten Investment Objectives and Strategies sections and enhanced Risks sections.
Please send copies of all correspondence with respect to the Amendment to the undersigned or contact me at (713) 214-1968

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes
Counsel